UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

NATIONAL HOLDINGS CORPORATION

(Name of the Issuer)

National Holdings Corporation

B. Riley Financial, Inc.

B. Riley Principal Merger Corp. III

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

National Holdings Corporation Michael A. Mullen 200 Vesey Street, 25th Floor New York, New York 10281 (212) 417-8000	B. Riley Financial, Inc. B. Riley Principal Merger Corp. III Bryant R. Riley 11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 91206 (310) 890-0110

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Andrew N. Goldman Jeff Stein Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center, 250 Greenwich Street New York, New York 10007 (212) 230-8800	Patrick S. Brown Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, CA 90067 (310) 712-6600

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,442,293	$3,867

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction value was determined by multiplying (a) $3.25, the tender offer price, by (b) the sum of (i) 7,605,754 shares of common stock, par value $0.02 per share (“Common Stock”) of National Holdings Corporation, a Delaware corporation (“NHLD”), which represents the difference between 13,765,304 shares of Common Stock issued and outstanding less 6,159,550 shares of Common Stock owned by B. Riley Financial, Inc. and its subsidiaries as of the date hereof, (ii) 997,708, the number of shares of Common Stock underlying NHLD restricted stock units and (iii) 2,301,859, the number of shares of Common Stock underlying NHLD performance restricted stock units. This calculation excludes shares of Common Stock subject to outstanding options to purchase Common Stock and outstanding warrants exercisable into shares of Common Stock because such options and warrants have an exercise price equal to or greater than the tender offer price. The foregoing figures regarding NHLD Common Stock have been provided by NHLD and are as of January 26, 2021, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued by the Securities and Exchange Commission on August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,867	Filing Party: B. Riley Financial, Inc.
Form or Registration No.: Schedule TO.	Date Filed: January 27, 2021.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (as it may be amended and/or supplemented from time to time, this “Schedule 13E-3”) is filed jointly by National Holdings Corporation, a Delaware corporation (“NHLD”), B. Riley Financial, Inc., a Delaware corporation (“BRF”), and B. Riley Principal Merger Corp. III, a Delaware corporation and a wholly owned subsidiary of BRF (“Merger Sub”). This Schedule 13E-3 relates to the cash tender offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share, of NHLD owned by stockholders other than BRF and BRF’s subsidiaries (the “Shares”), at a price of $3.25 per Share, to the seller in cash, without interest, less any applicable withholding taxes (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 10, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among NHLD, BRF and Merger Sub. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into NHLD pursuant to Section 251(h) of the Delaware General Corporation Law, with NHLD being the surviving corporation in the merger (the “Merger”). The terms of the Offer, and the conditions to which it is subject, are set forth in the Tender Offer Statement on Schedule TO filed by Merger Sub and BRF on January 27, 2021 (the “Schedule TO”), which contains as exhibits the Offer to Purchase, dated January 27, 2021 (the “Offer to Purchase”), and the related Letter of Transmittal.

In response to the Offer, NHLD filed a Solicitation/Recommendation Statement on Schedule 14D-9 on January 27, 2021 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are included as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning NHLD, BRF and Merger Sub has been provided by such person and not by any other person.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002 of Regulation M-A:

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning NHLD” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Subject Company Information—Name and Address” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer—Price Range of Shares; Dividends” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Subject Company Information—Securities” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of Shares; Dividends” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of Shares; Dividends” is incorporated herein by reference.

(e) None.

(f) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements—Agreements with Parent and Purchaser and their Affiliates—Standstill Agreement” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003(a)-(c) of Regulation M-A:

(a) With respect to NHLD, the information set forth in the Schedule 14D-9 under “Subject Company Information—Name and Address”, “Identity and Background of Filing Person—Business and Background of National’s Directors and Executive Officers” and “Annex A—Business and Background of the Directors and Executive Officers” is incorporated herein by reference.

With respect to BRF and Merger Sub, the information set forth in the Offer to Purchase under “Special Factors—Rule 13E-3”, “The Tender Offer—Certain Information Concerning Purchaser and BRF”, “Annex A—Certain Information Regarding the Directors and Executive Officers of BRF” and “Annex B—Certain Information Regarding the Directors and Executive Officers of Purchaser” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning Purchaser and BRF” is incorporated herein by reference.

(c) With respect to NHLD, the information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Business and Background of National’s Directors and Executive Officers” and “Annex A—Business and Background of the Directors and Executive Officers” is incorporated herein by reference.

With respect to BRF and Merger Sub, the information set forth in the Offer to Purchase under “Annex A—Certain Information Regarding the Directors and Executive Officers of BRF” and “Annex B—Certain Information Regarding the Directors and Executive Officers of Purchaser” is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 1004(a) and (c)-(f) of Regulation M-A:

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—Securities Sought” and “Introduction” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—Price Offered Per Share” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—Scheduled Expiration Date” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet—Will there be a subsequent offering period?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?”, “Special Factors—The Merger Agreement; Other Agreements” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Until what time may I withdraw previously tendered Shares?” and “The Tender Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I tender my Shares pursuant to the Offer?”, “Summary Term Sheet—How do I properly withdraw previously tendered Shares?”, “The Tender Offer—Procedures for Accepting the Offer and Tendering Shares” and “The Tender Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “The Tender Offer—Acceptance for Payment and Payment for Shares” and “The Tender Offer—Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) Not applicable.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the U.S. federal income tax consequences of the Offer and the Merger?”, “Special Factors—Certain Effects of the Offer” and “The Tender Offer—Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

(a)(2)(i) The information set forth in the Offer to Purchase under “Introduction”, “Special Factors—The Merger Agreement; Other Agreements” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?”, “Introduction” and “Special Factors—The Merger Agreement; Other Agreements—The Merger” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—Why are you making the Offer” and “Special Factors—Purpose of the Offer; Plans for NHLD” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Offer to Purchase under “Introduction”, “Special Factors—The Merger Agreement; Other Agreements”, “The Tender Offer—Terms of the Offer” and “The Tender Offer—Certain Legal Matters; Regulatory Approvals—Stockholder Approval Not Required” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.

(a)(2)(v) Not applicable.

(a)(2)(vi) Not applicable.

(a)(2)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the U.S. federal income tax consequences of the Offer and the Merger?”, “Special Factors—Certain Effects of the Offer” and “The Tender Offer—Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Interests of Certain Persons in the Offer” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements” and “Additional Information—Golden Parachute Compensation” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet—If I object to the price being offered, will I have appraisal rights?”, “Introduction” and “The Tender Offer—Certain Legal Matters; Regulatory Approvals—Appraisal Rights” is incorporated herein by reference.

The information set forth in the Schedule 14D-9 under “Additional Information—Appraisal Rights” and “Annex D—Section 262 of the Delaware General Corporation Law—Rights of Appraisal” is incorporated herein by reference.

(e) The filing persons have not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(a)-(c) and (e) of Regulation M-A:

(a) With respect to NHLD, the information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Not applicable with respect to BRF, Merger Sub and their respective directors and executive officers.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD” and “Special Factors—The Merger Agreement; Other Agreements” and the information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements”, “The Solicitation or Recommendation—Background of the Offer and Merger” and “The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD” and the information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser and Their Affiliates”, “The Solicitation or Recommendation—Background of the Offer and the Merger” and “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(e)  With respect to NHLD, the information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer” and “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

With respect to BRF and Merger Sub, the information set forth in the Offer to Purchase under “Special Factors—The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006(b) and (c)(1)-(8) of Regulation M-A:

(b) The information set forth in the Offer to Purchase under “Special Factors—Purpose of the Offer; Plans for NHLD” and “Special Factors—Certain Effects of the Offer” and the information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purpose of the Offer; Plans for NHLD” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer”, “The Solicitation or Recommendation—Background of the Offer and the Merger” and “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

(c)(2) None.

(c)(3) The information set forth in the Offer to Purchase under “The Tender Offer—Dividends and Distributions” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Purpose of the Offer; Plans for NHLD” and “Special Factors—The Merger Agreement; Other Agreements” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between National and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Special Factors—Purpose of the Offer; Plans for NHLD” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Special Factors—Certain Effects of the Offer” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Special Factors—Certain Effects of the Offer” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Special Factors—Certain Effects of the Offer” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Why are you making the Offer?” and “Special Factors—Purpose of the Offer; Plans for NHLD” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Background of the Offer and the Merger”, “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer and the Merger” and “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Background of the Offer and the Merger” and “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—Why are you making the Offer?” and “Special Factors—Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD” and “Special Factors—Purpose of the Offer; Plans for NHLD” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Background of the Offer and the Merger” and “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet—If I do not tender my Shares pursuant to the Offer, how will the Offer affect my Shares?”, “Summary Term Sheet—What are the U.S. Federal income tax consequences of the Offer and the Merger?”, “Special Factors—Purpose of the Offer; Plans for NHLD”, “Special Factors—Certain Effects of the Offer”, “Special Factors—Fairness of the Offer and the Merger”, “Special Factors—The Merger Agreement; Other Agreements”, “The Tender Offer—Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”, “The Tender Offer—Dividends and Distributions” and “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer”, “Past Contacts, Transactions, Negotiations and Agreements”, “The Solicitation or Recommendation—Background of the Offer and the Merger”, “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer and the Merger” and “Additional Information” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—What does the NHLD Board recommend?”, “Introduction”, “Special Factors—Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD”, “Special Factors—The Recommendation of the NHLD Board”, “Special Factors—Fairness of the Offer and the Merger”, “Special Factors—The Merger Agreement; Other Agreements” and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Recommendation of the National Board and Special Committee”, “The Solicitation or Recommendation—Background of the Offer and the Merger” and “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Fairness of the Offer and the Merger” and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Recommendation of the National Board and Special Committee”, “The Solicitation or Recommendation—Background of the Offer and the Merger”, “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer”, “The Solicitation or Recommendation— Opinion of the Special Committee’s Financial Advisor”, “The Solicitation or Recommendation—Certain Prospective Financial Information” and “Annex B—Opinion of Keefe, Bruyette & Woods, Inc.” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the Offer”, “Summary Term Sheet—Will the Offer by followed by the Merger if all of the Shares are not tendered in the Offer?”, “Introduction”, “Special Factors—Purpose of the Offer; Plans for NHLD”, “Special Factors—Fairness of the Offer and the Merger”, “Special Factors—Merger Agreement; Other Agreements”, “The Tender Offer—Offer Conditions” and “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.

(d) The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer” is incorporated herein by reference. A majority of directors who are not employees of NHLD has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the transaction.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet—What does the NHLD Board recommend?”, “Special Factors—Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD”, “Special Factors—The Recommendation of the Board of Directors of NHLD”, “Special Factors—The Merger Agreement; Other Agreements” and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Recommendation of the National Board and Special Committee”, “The Solicitation or Recommendation—Background of the Offer and the Merger” and “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer” is incorporated herein by reference.

(f) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD” and “Special Factors—Fairness of the Offer and the Merger” and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Background of the Offer and the Merger” and “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a) The information set forth in the Offer to Purchase under “Special Factors—The Merger Agreement; Other Agreements”, “Special Factors—Fairness of the Offer and the Merger” and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Background of the Offer and the Merger”, “The Solicitation or Recommendation— Opinion of the Special Committee’s Financial Advisor” and “Annex B—Opinion of Keefe, Bruyette & Woods, Inc.” is incorporated herein by reference.

(b) The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Background of the Offer and the Merger”, “The Solicitation or Recommendation— Opinion of the Special Committee’s Financial Advisor”, “Persons/Assets Retained, Employed, Compensated or Used” and “Annex B—Opinion of Keefe, Bruyette & Woods, Inc.” is incorporated herein by reference.

(c) The reports, opinions or appraisals referenced in this Item 9 are filed with the Schedule 14D-9 and will be made available for inspection and copying at the principal executive offices of NHLD during its regular business hours by any interested NHLD stockholder or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for all Shares?” and “The Tender Offer—Source and Amount of Funds” and the information set forth in the Schedule 14D-9 under “Identity and Background of Filing Person—Tender Offer” is incorporated herein by reference.

(b) None.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Fees and Expenses” and the information set forth in the Schedule 14D-9 under “Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Schedule 14D-9 under “Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(d) Not applicable.

Item 11. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—What percentage of Shares do you or your affiliates currently own?” and “The Tender Offer—Certain Information Concerning Purchaser and BRF” and the information set forth in the Schedule 14D-9 under “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between National and its Executive Officers, Directors and Affiliates” and “Additional Information—Golden Parachute Compensation” is incorporated herein by reference.

(b) The information set forth in the Schedule 14D-9 under “Interest in Securities of the Subject Company” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Item 1012(d) and (e) of Regulation M-A:

(d) The information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference. Neither the Offer nor the Merger will require the vote of NHLD’s stockholders.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet—NHLD Board Recommendation”, “Special Factors—Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD”, “Special Factors—The Recommendation of the Board of Directors of NHLD” and “Special Factors—The Merger Agreement; Other Agreements”, and the information set forth in the Schedule 14D-9 under “The Solicitation or Recommendation—Recommendation of the National Board and Special Committee” and “The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the National Board; Fairness of the Offer” is incorporated herein by reference.

Item 13. Financial Statements.

Item 1010(a) and (b) of Regulation M-A:

(a) The financial statements of NHLD are incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of NHLD’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020 and “Part I—Item 1—Condensed Financial Statements” of NHLD’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, which are filed with the Securities and Exchange Commission, and which may be inspected and copies obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov.

The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning NHLD” is incorporated herein by reference.

(b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a) With respect to NHLD, the information set forth in the Schedule 14D-9 under “Persons/Assets Retained, Employed, Compensated or Used ” is incorporated herein by reference.

With respect to BRF and Merger Sub, the information set forth in the Offer to Purchase under “The Tender Offer—Fees and Expenses” is incorporated herein by reference.

(b) With respect to NHLD, the information set forth in the Schedule 14D-9 under “Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

Neither BRF nor Merger Sub employed or used any officer, employee or corporate asset of NHLD in connection with the Offer and the transactions contemplated thereby.

Item 15. Additional Information.

Item 1011(b) of Regulation M-A:

(b) The information set forth in the Schedule 14D-9 under “Additional Information—Golden Parachute Compensation” is incorporated herein by reference.

(c) The information set forth in the Schedule 14D-9 under “Additional Information” is incorporated herein by reference.

Item 16. Exhibits.

See Exhibit Index.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2021

National Holdings Corporation

By:	/s/ Michael A. Mullen
	Name:	Michael A. Mullen
	Title:	Chief Executive Officer

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Chief Executive Officer

B. Riley Principal Merger Corp. III

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chairman

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated January 27, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by BRF and Merger Sub with the Securities and Exchange Commission on January 27, 2021).

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to NHLD’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by NHLD with the Securities and Exchange Commission on January 27, 2021).

(a)(5)	Joint Press Release issued by BRF and NHLD, dated January 11, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by BRF with the Securities and Exchange Commission on January 11, 2021).

(a)(6)	Your_National Twitter posting dated January 11, 2021 (incorporated by reference to Exhibit 99.1 NHLD’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(a)(7)	Your National Facebook posting dated January 11, 2021 (incorporated by reference to Exhibit 99.2 NHLD’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(a)(8)	National Holdings Corporation LinkedIn posting dated January 11, 2021 (incorporated by reference to Exhibit 99.3 NHLD’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(a)(9)	Comment by Michael Mullen on B. Riley Financial LinkedIn posting dated January 11, 2021(incorporated by reference to Exhibit 99.5 NHLD’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(a)(10)	National Holdings Corporation website posting dated January 11, 2021 (incorporated by reference to Exhibit 99.6 NHLD’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(a)(11)	National Securities Corporation LinkedIn posting dated January 11, 2021 (incorporated by reference to Exhibit 99.4 National’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(b)	None.

(c)(1)	Opinion of Keefe, Bruyette & Woods, Inc. (“KBW”), dated January 10, 2021 (incorporated by reference to Annex B to NHLD’s Solicitation/Recommendation Statement on Schedule 14D-9).

(c)(2)	KBW Presentation to the Special Committee of the Board of Directors of the NHLD, dated June 16, 2020.

(c)(3)	KBW Presentation to the Special Committee of the Board of Directors of the NHLD, dated June 20, 2020.

(c)(4)	KBW Presentation to the Special Committee of the Board of Directors of the NHLD, dated June 22, 2020.

(c)(5)	KBW Presentation to the Special Committee of the Board of Directors of the NHLD, dated June 23, 2020.

(c)(6)	KBW Presentation to the Special Committee of the Board of Directors of the NHLD, dated June 24, 2020.

(c)(7)	KBW Presentation to the Special Committee of the Board of Directors of the NHLD, dated June 29, 2020.

(c)(8)	KBW Presentation to the Special Committee of the Board of Directors of the NHLD, dated January 5, 2021.

(c)(9)	KBW Presentation to the Special Committee of the Board of Directors of the NHLD, dated January 7, 2021

(c)(10)	KBW Presentation to the Special Committee of the Board of Directors of the NHLD, dated January 10, 2021

Index No.

(d)(i)	Agreement and Plan of Merger, dated as of January 10, 2021, by and among BRF, NHLD and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NHLD with the Securities and Exchange Commission on January 11, 2021).

(d)(ii)	Termination Agreement, dated as of January 10, 2021, by and between BRF and NHLD (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NHLD with the Securities and Exchange Commission on January 11, 2021).

(d)(iii)	Letter Agreement, dated as of January 10, 2021, by and between B. Riley Financial, Inc. and Michael A. Mullen (incorporated by reference to Exhibit (e)(15) to NHLD’s Solicitation/Recommendation Statement on Schedule 14D-9).

(d)(iv)	2013 Omnibus Incentive Plan, as Amended and Restated (incorporated by reference to Appendix A to NHLD’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 25, 2019)

(d)(v)	Form of Stock Option Agreement under 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 (c) to NHLD’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 21, 2018).

(d)(vi)	Form of Restricted Stock Unit Agreement under 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 (d) to NHLD’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 21, 2018).

(d)(vii)	Nonqualified Stock Option and Dividend Equivalent Agreement, dated as of July 28, 2013, between NHLD and Robert B. Fagenson (incorporated by reference to Exhibit 10.13 to NHLD’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 29, 2014).

(d)(viii)	Employment Agreement, dated January 10, 2021, by and between NHLD and Michael A. Mullen (incorporated by reference to Exhibit 10.2 to NHLD’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2021).

(d)(ix)	Employment Agreement, dated January 10, 2021, by and between NHLD and Glenn C. Worman (incorporated by reference to Exhibit 10.2 to NHLD’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2021).

(d)(x)	Employment Agreement, dated January 10, 2021, by and between NHLD and John C. DeSena (incorporated by reference to Exhibit 10.2 to NHLD’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2021).

(d)(xi)	Employment Agreement, dated as of December 31, 2018, between NHLD and Jonathan Rich (incorporated by reference to Exhibit (e)(13) to NHLD’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 11, 2021).

(d)(xii)	Nonqualified Inducement Stock Option Grant Notice, dated as of May 7, 2015, between NHLD and Glenn C. Worman (incorporated by reference to Exhibit 10.2 to NHLD’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2015).

(d)(xiii)	Stock Option Agreement, dated as of May 7, 2015, by and between NHLD and Glenn C. Worman (incorporated by reference to Exhibit 10.3 to NHLD’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2015).

(d)(xiv)	Placement Agent Agreement, dated as of April 1, 2019, by and between NHLD and Insight Wellness Fund, LLC (incorporated by reference to Exhibit (e)(16) to NHLD’s Solicitation/Recommendation Statement on Schedule 14D-9).

(d)(xv)	Benefits Sharing Agreement, dated as of April 1, 2019, by and between NHLD and Insight Wellness Fund, LLC (incorporated by reference to Exhibit (e)(17) to NHLD’s Solicitation/Recommendation Statement on Schedule 14D-9).

(d)(xvi)	Placement Agent Agreement, dated as of May 13, 2020, by and between NHLD and Insight Dharma Fund, LLC (incorporated by reference to Exhibit (e)(18) to NHLD’s Solicitation/Recommendation Statement on Schedule 14D-9).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit (f) to the Schedule TO and Annex C to NHLD’s Solicitation/Recommendation Statement on Schedule 14D-9).

(g)	None.